NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca, Inc. ('NYSE Arca' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'SEC') of its intention to remove the entire class of DB Agriculture Double Short Exchange Traded Notes due April 1, 2038 (the 'Notes') of Deutsche Bank AG (the 'Company') from listing and registration on the Exchange at the opening of business on May 14, 2018 pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Notes are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Notes are below the minimum market value required for continued listing in NYSE Arca Rule 5.2-E(j)(6)(B)(II). The Company informed NYSE Arca that it will not contest the delisting and that it has waived its right to appeal the delisting decision. The Exchange, on April 23, 2018, determined that the Notes should be suspended from trading and directed the preparation and filing with the SEC of this application for the removal of the Notes from listing and registration on the Exchange. The Company was notified by phone on April 23, 2018 and letter on April 23, 2018. Pursuant to the above authorization, a press release was issued on April 23, 2018, and an announcement with similar information was made on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Notes, provided that it filed a written request for such a review with the Secretary of the Exchange within five business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.